SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Root, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

77664L108
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index on Page 16

CUSIP No. 77664L108	13 G	Page 2 of 18

1	NAME OF REPORTING PERSONS Ribbit Capital IV, L.P. ("Fund IV")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
28,926,722 shares[1], except that Ribbit Capital GP IV, L.P. (“GP IV”), the general partner of Fund IV, Ribbit Capital GP IV, Ltd. (“UGP IV”), the general partner of GP IV, and Meyer Malka (“Malka”), the sole director of UGP IV, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
28,926,722 shares[1], except that GP IV, the general partner of Fund IV, UGP IV, the general partner of GP IV, and Malka, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	28,926,722
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	32.7%[2]
12	TYPE OF REPORTING PERSON	PN

1 Represents shares of Class B Common Stock held by Fund IV. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

2 Based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the Securities and Exchange Commission (“SEC”) on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L108	13 G	Page 3 of 18

1	NAME OF REPORTING PERSONS Ribbit Founder Fund IV, L.P. (“FF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
560,817 shares[1] which are directly owned by Fund IV as nominee for FF IV, except that GP IV, the general partner of FF IV, UGP IV, the general partner of GP IV, and Malka, the sole director of UGP IV, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
560,817 shares[1] which are directly owned by Fund IV as nominee for FF IV, except that GP IV, the general partner of FF IV, UGP IV, the general partner of GP IV, and Malka, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	560,817
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.9%[2]
12	TYPE OF REPORTING PERSON	PN

1 Represents shares of Class B Common Stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

2 Based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with SEC on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L108	13 G	Page 4 of 18

1	NAME OF REPORTING PERSONS RT-E Ribbit Opportunity IV, LLC ("RT-E")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,244,843 shares[1] which are directly owned by Fund IV as nominee for RT-E, except that GP IV, the managing member of RT-E, UGP IV, the general partner of GP IV, and Malka, the sole director of UGP IV, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,244,843 shares[1] which are directly owned by Fund IV as nominee for RT-E, except that GP IV, the managing member of RT-E, UGP IV, the general partner of GP IV, and Malka, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,244,843
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.7%[2]
12	TYPE OF REPORTING PERSON	OO

1 Represents shares of Class B Common Stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

2 Based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with SEC on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L108	13 G	Page 5 of 18

1	NAME OF REPORTING PERSONS Ribbit Capital GP IV, L.P. (“GP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
33,732,382 shares[1] owned by Fund IV for itself and as nominee for FF IV and RT-E. GP IV, the general partner of Fund IV and FF IV and the managing member of RT-E, may be deemed to have sole power to vote these shares, except that UGP IV, the general partner of GP IV, and Malka, the sole director of UGP IV, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
33,732,382 shares[1] owned by Fund IV for itself and as nominee for FF IV and RT-E. GP IV, the general partner of Fund IV and FF IV and the managing member of RT-E, may be deemed to have sole power to dispose of these shares, except that UGP IV, the general partner of GP IV, and Malka, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	33,732,382
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	36.2%[2]
12	TYPE OF REPORTING PERSON	PN

1 Represents shares of Class B Common Stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

2 Based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with SEC on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L108	13 G	Page 6 of 18

1	NAME OF REPORTING PERSONS Ribbit Capital GP IV, Ltd. (“UGP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
33,732,382 shares[1] owned by Fund IV for itself and as nominee for FF IV and RT-E. UGP IV is the general partner of GP IV, which is the general partner of Fund IV and FF IV and the managing member of RT-E, and may be deemed to have sole power to vote these shares, except that GP IV, the general partner of Fund IV and FF IV and the managing member of RT-E, and Malka, the sole director of UGP IV, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
33,732,382 shares[1] owned by Fund IV for itself and as nominee for FF IV and RT-E. UGP IV is the general partner of GP IV, which is the general partner of Fund IV and FF IV and the managing member of RT-E, and may be deemed to have sole power to dispose of these shares, except that GP IV, the general partner of Fund IV and FF IV and the managing member of RT-E, and Malka, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	33,732,382
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	36.2%[2]
12	TYPE OF REPORTING PERSON	OO

1 Represents shares of Class B Common Stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

2 Based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with SEC on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L108	13 G	Page 7 of 18

1	NAME OF REPORTING PERSONS Bullfrog Capital, L.P. ("BF Fund")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,732,255 shares[1], except that Bullfrog Capital GP, L.P. (“BF GP”), the general partner of BF Fund, Bullfrog Capital GP, Ltd. (“BF UGP”), the general partner of BF GP, and Meyer Malka (“Malka”), the sole director of BF UGP, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,732,255 shares[1], except that BF GP, the general partner of BF Fund, BF UGP, the general partner of BF GP, and Malka, the sole director of BF UGP, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,732,255
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.9%[2]
12	TYPE OF REPORTING PERSON	PN

1 Represents shares of Class A Common Stock held by BF Fund.

2 Based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the SEC on December 2, 2020.

CUSIP No. 77664L108	13 G	Page 8 of 18

1	NAME OF REPORTING PERSONS Bullfrog Founder Fund, L.P. (“BF FF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
21,721 shares[1] which are directly owned by BF Fund as nominee for BF FF, except that BF GP, the general partner of BF FF, BF UGP, the general partner of BF GP, and Malka, the sole director of BF UGP, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
21,721 shares[1] which are directly owned by BF Fund as nominee for BF FF, except that BF GP, the general partner of BF FF, BF UGP, the general partner of BF GP, and Malka, the sole director of BF UGP, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	21,721
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%[2]
12	TYPE OF REPORTING PERSON	PN

1 Represents shares of Class A Common Stock.

2 Based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the SEC on December 2, 2020.

CUSIP No. 77664L108	13 G	Page 9 of 18

1	NAME OF REPORTING PERSONS Bullfrog Capital GP, L.P. (“BF GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,753,976 shares[1] owned by BF Fund for itself and as nominee for BF FF. BF GP, the general partner of BF Fund and BF FF, may be deemed to have sole power to vote these shares, except that BF UGP, the general partner of BF GP, and Malka, the sole director of BF UGP, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,753,976 shares[1] owned by BF Fund for itself and as nominee for BF FF. BF GP, the general partner of BF Fund and BF FF, may be deemed to have sole power to vote these shares, except that BF UGP, the general partner of BF GP, and Malka, the sole director of BF UGP, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,753,976
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.0%[2]
12	TYPE OF REPORTING PERSON	PN

1 Represents shares of Class A Common Stock.

2 Based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the SEC on December 2, 2020.

CUSIP No. 77664L108	13 G	Page 10 of 18

1	NAME OF REPORTING PERSONS Bullfrog Capital GP, Ltd. (“BF UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,753,976 shares[1] owned by BF Fund for itself and as nominee for BF FF. BF UGP is the general partner of BF GP, which is the general partner of BF Fund and BF FF, and may be deemed to have sole power to vote these shares, except that BF GP, the general partner of BF Fund and BF FF, and Malka, the sole director of BF UGP, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,753,976 shares[1] owned by BF Fund for itself and as nominee for BF FF. BF UGP is the general partner of BF GP, which is the general partner of BF Fund and BF FF, and may be deemed to have sole power to vote these shares, except that BF GP, the general partner of BF Fund and BF FF, and Malka, the sole director of BF UGP, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,753,976
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.0%[2]
12	TYPE OF REPORTING PERSON	OO

1 Represents shares of Class A Common Stock.

2 Based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the SEC on December 2, 2020.

CUSIP No. 77664L108	13 G	Page 11 of 18

1	NAME OF REPORTING PERSON Meyer Malka (“Malka”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
35,486,358 shares, of which 33,732,382 shares[1] are owned by Fund IV for itself and as nominee for FF IV and RT-E and 1,753,976 shares[2] are owned by BF Fund for itself and as nominee for BF FF. Malka is the sole director of UGP IV, which is the general partner of GP IV, which is the general partner of Fund IV and FF IV and the managing member of RT-E, and Malka is the sole director of BF UGP, which is the general partner of BF GP, which is the general partner of BF Fund and BF FF, and may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
35,486,358 shares, of which 33,732,382 shares[1] are owned by Fund IV for itself and as nominee for FF IV and RT-E and 1,753,976 shares[2] are owned by BF Fund for itself and as nominee for BF FF. Malka is the sole director of UGP IV, which is the general partner of GP IV, which is the general partner of Fund IV and FF IV and the managing member of RT-E, and Malka is the sole director of BF UGP, which is the general partner of BF GP, which is the general partner of BF Fund and BF FF, and may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	35,486,358
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	38.1%[3]
12	TYPE OF REPORTING PERSON	IN

1 Represents shares of Class B Common Stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

2 Represents shares of Class A Common Stock.

3 Based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with SEC on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L108	13 G	Page 12 of 18

ITEM 1(A).	NAME OF ISSUER Root, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

80 E. Rich Street, Suite 500

Columbus, Ohio 43215

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule 13G is filed by Ribbit Capital IV, L.P., a Cayman Islands exempted limited partnership (“Fund IV”), Ribbit Founder Fund IV, L.P., a Cayman Islands exempted limited partnership (“FF IV”), Ribbit Capital GP IV, L.P., a Cayman Islands exempted limited partnership (“GP IV”), Ribbit Capital GP IV, Ltd., a Cayman Islands limited company (“UGP IV”), RT-E Ribbit Opportunity IV, LLC, a Delaware limited liability company (“RT-E”), Bullfrog Capital, L.P., a Cayman Islands exempted limited partnership (“BF Fund”), Bullfrog Founder Fund, L.P., a Cayman Islands exempted limited partnership (“BF FF”), Bullfrog Capital GP, L.P., a Cayman Islands exempted limited partnership (“BF GP”), Bullfrog Capital GP, Ltd., a Cayman Islands limited company (“BF UGP”) and Meyer Malka (“Malka”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Ribbit Capital Management

364 University Avenue

Palo Alto, California 94301

ITEM 2(C)	CITIZENSHIP

The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER Class A Common Stock, par value $0.0001 per share

ITEM 2(E)	CUSIP NUMBER

77664L108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 77664L108	13 G	Page 13 of 18

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances, set forth in the limited partnership agreements of Fund IV, FF IV, GP IV, BF Fund, BF FF and BF GP, the limited liability company agreement of RT-E and the memorandum and articles of association of UGP IV and BF UGP, the general and limited partners, members or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer directly or indirectly owned by each such entity of which they are a general partner, limited partner, member or director.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

ITEM 10.	CERTIFICATION. Not applicable

CUSIP No. 77664L108	13 G	Page 14 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

RIBBIT CAPITAL IV, L.P.

By: RIBBIT CAPITAL GP IV, L.P.
Its: General Partner

By: RIBBIT CAPITAL GP IV, LTD.
Its: General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

RIBBIT FOUNDER FUND IV, L.P.

By: RIBBIT CAPITAL GP IV, L.P.
Its: General Partner

By: RIBBIT CAPITAL GP IV, LTD.
Its General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

RT-E RIBBIT OPPORTUNITY IV, LLC

By: RIBBIT CAPITAL GP IV, L.P.
Its: Managing Member

By: RIBBIT CAPITAL GP IV, LTD.
Its General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

RIBBIT CAPITAL GP IV, L.P.

By: RIBBIT CAPITAL GP IV, LTD.
Its: General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

CUSIP No. 77664L108	13 G	Page 15 of 18

RIBBIT CAPITAL GP IV, LTD.

By:	/s/ Meyer Malka
Meyer Malka
Director

BULLFROG CAPITAL, L.P.

By: BULLFROG CAPITAL GP, L.P.
Its: General Partner

By: BULLFROG CAPITAL GP, LTD.
Its: General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

BULLFROG FOUNDER FUND, L.P.

By: BULLFROG CAPITAL GP, L.P.
Its: General Partner

By: BULLFROG CAPITAL GP, LTD.
Its General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

BULLFROG CAPITAL GP, L.P.

By: BULLFROG CAPITAL GP, LTD.
Its: General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

BULLFROG CAPITAL GP, LTD.

By:	/s/ Meyer Malka
Meyer Malka
Director

Meyer Malka

By:	/s/ Meyer Malka
Meyer Malka

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	17

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A common stock, par value $0.0001 per share, of Root, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 16, 2021

RIBBIT CAPITAL IV, L.P.

By: RIBBIT CAPITAL GP IV, L.P.
Its: General Partner

By: RIBBIT CAPITAL GP IV, LTD.
Its: General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

RIBBIT FOUNDER FUND IV, L.P.

By: RIBBIT CAPITAL GP IV, L.P.
Its: General Partner

By: RIBBIT CAPITAL GP IV, LTD.
Its General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

RT-E RIBBIT OPPORTUNITY IV, LLC

By: RIBBIT CAPITAL GP IV, L.P.
Its: Managing Member

By: RIBBIT CAPITAL GP IV, LTD.
Its General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

RIBBIT CAPITAL GP IV, L.P.

By: RIBBIT CAPITAL GP IV, LTD.
Its: General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

RIBBIT CAPITAL GP IV, LTD.

By:	/s/ Meyer Malka
Meyer Malka
Director

BULLFROG CAPITAL, L.P.

By: BULLFROG CAPITAL GP, L.P.
Its: General Partner

By: BULLFROG CAPITAL GP, LTD.
Its: General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

BULLFROG FOUNDER FUND, L.P.

By: BULLFROG CAPITAL GP, L.P.
Its: General Partner

By: BULLFROG CAPITAL GP, LTD.
Its General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

BULLFROG CAPITAL GP, L.P.

By: BULLFROG CAPITAL GP, LTD.
Its: General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

BULLFROG CAPITAL GP, LTD.

By:	/s/ Meyer Malka
Meyer Malka
Director

Meyer Malka

By:	/s/ Meyer Malka
Meyer Malka